 CHINA BULL MANAGEMENT INC

665 Ellsworth Avenue

New Haven, CT 06511

 November 17, 2011

VIA EDGAR

U.S.SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Re: Registration Statement on Form S-1

    File Number: 333-172251

Ladies and Gentlemen:

    Pursuant to Rule 477 under the Securities Act of 1933, as amended, China Bull Management Inc requests the fully withdrawal of the Company's Registration Statement on Form S-1, made on February 14, 2011 with File Number 333-172251, because the company considered the S-1 filing improper when the company was making private offering at $0.5/share. There was no any share being sold during S-1 filing period.

    The Registrant requests, in accordance with Rule 457 (p) under the Act that all fees paid to the Commission in connection with the filing of the Registration Statement give credit to China Bull Management Inc for its possible future S-1 filing.

Sincerely yours,

Andrew Chien

Chairman